

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

February 8, 2011

Hong Mei Ma
President
Vibe Ventures Inc.
Room 1707, 17th Floor, CTS Center
219 Zhong Shan Wu Road
Guangzhou, PR China

> **Re: Vibe Ventures Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed on January 21, 2011**
> **File No. 333-164081**

Dear Mr. Ma:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, please update your financial statements pursuant to Rule 8-08(a) of Regulation S-X, which applies to registration statements on Form S-1 filed by smaller reporting companies after February 4, 2008. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that we will not recommend acceleration of the effective date of the registration statement as filed and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

Please submit a substantive amendment to correct the deficiency or a request for withdrawal of the filing.

You may contact Michael F. Johnson, Attorney-Advisor, at (202) 551-3477 if you have questions. If you need further assistance you may call the undersigned at (202) 551-3735.

Sincerely,

Mark P. Shuman
Legal Branc Chief